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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2004

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                                IXOS SOFTWARE AG
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                              Bretonischer Ring 12

                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F _x_   Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.


                                  Yes__   No_x_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____




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

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: January 14, 2004



                                        IXOS SOFWARE AKTIENGESELLSCHAFT


                                        By
                                           ----------------------------
                                              Robert Hoog
                                              Chief Executive Officer


                                           and


                                        By
                                           ----------------------------
                                              Peter Rau
                                              Chief Financial Officer

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   Mandatory announcement in accordance with Sections 27(3) sentence 1, 14(3)
        sentence 1 of the German Securities Acquisition and Takeover Act
                    (Wertpapiererwerbs- und Ubernahmegesetz)

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                                      IXOS

Joint Reasoned Opinion (Stellungnahme) of the Management Board and the Supervisory Board of IXOS Software Aktiengesellschaft, Bretonischer Ring 12, 85630 Grasbrunn/Munich, Germany, concerning the alteration of the voluntary public takeover offer by 2016091 Ontario Inc., 185 Columbia Street, West Waterloo, Ontario N2L 5Z5, Canada to the shareholders of IXOS Software Aktiengesellschaft pursuant to Section 27 of the German Securities Acquisition and Takeover Act

On December 1, 2003, in accordance with Sections 29, 14(2) and (3) of the German Securities Acquisition and Takeover Act (hereinafter, the "German Takeover Act"), 2016091 Ontario Inc. (hereinafter, the "Bidder") published the offer document (hereinafter, the "Offer Document") within the meaning of Section 11 of the German Takeover Act relating to the Bidder's voluntary public takeover offer to the shareholders of IXOS Software Aktiengesellschaft, Grasbrunn/Munich (hereinafter, "IXOS" or the "Company" or "IXOS AG") for the acquisition of their non-par-value bearer shares in IXOS Software Aktiengesellschaft (ISIN DE 0005061501, WKN 506 150), each having a notional interest in the stated capital of EUR 1.00 and profit-sharing rights as from the fiscal year commencing July 1, 2003 (hereinafter, the "IXOS Share"). On December 2, 2003, the Management Board and the Supervisory Board of IXOS AG issued a joint reasoned opinion recommending to the shareholders of IXOS AG to accept the takeover offer.

The takeover offer provided for a minimum acceptance threshold, pursuant to which the agreements coming into existence as a result of shareholders' acceptance of the offer are subject to the condition precedent that the Bidder successfully achieve a minimum shareholding of 67 percent of the issued share capital of IXOS AG. On January 14, 2004 the Bidder announced an alteration of the takeover offer in accordance with Section 21(1) sentence 1 no. 4, Section 21(2), Section 14(3) sentence 1 of the German Takeover Act. With this alteration, the Bidder waived the condition precedent provided for in Section 9.
a) (aa) of the Offer Document (minimum acceptance threshold). In accordance with
Section 21(5) of the German Takeover Act, the acceptance period now ends on January 30, 2004, 12.00 h (local time, Frankfurt am Main). Furthermore, 2016091 Ontario Inc. informed that it will now settle the takeover offer twice. A first settlement will take place after the end of the acceptance period, i.e., after January 30, 2004, and a second settlement will take place after the end of the additional acceptance period, i.e., presumably after February 19, 2004. Both settlements will take place in accordance with Sections 8.1.2 and 8.2.2 of the Offer Document. With regard to further details, shareholders are referred to the alteration of the Offer Document, of which the foregoing content is solely an excerpt that does not purport to be complete. The alteration of the Offer Document has been published on the Internet at http://www.2016091ontario.de, and will be available for free distribution beginning on January 14, 2004, at Commerzbank Aktiengesellschaft, ZGS-CMAD, DLZ-CMAD, DLZ 2, Mainzer Landstrasse 153, 60327 Frankfurt am Main, Germany, fax no. +49 (0) 69 163-44598.

The alteration to the Offer Document was submitted to the Management Board of IXOS AG on January 14, 2004. Pursuant to Section 27(1) of the German Takeover Act, the Management Board and the Supervisory Board of IXOS AG provide the following reasoned opinion with respect to such alteration:

1.   RECOMMENDATION

The Management Board and the Supervisory Board continue to recommend that the shareholders of IXOS AG accept the takeover offer of the Bidder.

2.   IMPLICATIONS OF THE ALTERATION

The  alteration of the offer,  waiving the condition  precedent  provided for in
Section 9. a) (aa) of the Offer Document, is favourable to the shareholders of IXOS AG since it increases the likelihood of a successful completion of the takeover offer by the Bidder and, hence, of receipt of the offered consideration in the form of the cash offer and the alternative offer. This alteration of the offer has no implications regarding the reasonableness of the offered consideration in the form of the cash offer and the alternative offer or regarding the effects of a completion of the takeover offer on employees and their representative bodies and the shareholders of IXOS as set out in the reasoned opinion published on December 2, 2003. The assessment of the Management Board and the Supervisory Board with regard to the objectives pursued by the Bidder and the effects on IXOS AG is also not affected by the Bidder waiving the condition precedent provided for in Section 9. a) (aa) of the Offer Document.

In addition, the settlement in two steps is advantageous, as it enables shareholders accepting the takeover offer within the acceptance period to receive the offered consideration in the form of the cash offer or the alternative offer earlier than they would, were the settlement to occur in one step following the end of the additional acceptance period.

3.   SHAREHOLDINGS OF MEMBERS OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

The members of the Management Board and the Supervisory Board intend to accept the takeover offer with regard to any IXOS shares held by them at the end of the acceptance period, or, as the case may be, have already accepted the offer. Those members who have accepted the offer do not intend to exercise their right to withdraw from the agreement as provided for in Section 21(4) of the German Takeover Act.

4.   CONCLUSION

The Management Board and the Supervisory Board of IXOS AG continue to be of the opinion that the takeover offer of the Bidder is advantageous for IXOS AG, its employees and shareholders, and continue to recommend that the shareholders of IXOS AG accept the takeover offer of the Bidder. However, the Management and Supervisory Board still do not provide any recommendation as to whether the shareholders should opt for the cash offer or the alternative offer.

Grasbrunn/Munich, January 14, 2004

                        IXOS Software Aktiengesellschaft

                     Management Board and Supervisory Board

      THIS DOCUMENT IS A NON-BINDING CONVENIENCE TRANSLATION OF THE GERMAN REASONED OPINION CONCERNING THE ALTERATION OF THE TAKEOVER OFFER PUBLISHED ON
                               JANUARY 14, 2004.